EMGOLD MINING CORPORATION

1400 – 570 Granville Street

Vancouver, B.C.  Canada  V6C 3P1

www.emgold.com

November 29, 2005

Ticker Symbol:  EMR - TSX Venture Exchange

SEC 12g3-2(b):  82-3003

EMGOLD - THIRD QUARTER RESULTS AND UPDATE

Emgold Mining Corporation (EMR: TSX-V)(“Emgold”) announces its results for the nine months ended September 30, 2005 (“fiscal 2005”).  Emgold incurred a loss of US$3,645,304 or a loss per share of US$0.07, compared to a loss of US$4,248,383 or a loss per share of US$0.09 for the nine months ended September 30, 2004 (“fiscal 2004”).  The Company’s primary focus has been and continues to be the exploration and permitting of the Idaho-Maryland Gold Property located near the City of Grass Valley in Nevada County, California, U.S.A. (the “Project”), and the development and commercialization of the Ceramext™ Process.

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During fiscal 2005, cash used in operations was US$3,308,802 compared to US$3,653,615 in fiscal 2004.

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Exploration expenditures and acquisition of mineral property interests totalled US$1,303,558 in fiscal 2005, of which US$55,954 was capitalized, compared to US$2,348,283 in fiscal 2004, of which US$621,247 was capitalized.  The Company’s accounting policy is to expense exploration costs on its mineral property interests.  Exploration expenditures (all in US dollars) were incurred as follows on the Company’s mineral properties in fiscal 2005:  Idaho-Maryland - $1,229,429; Rozan - $1,681; Stewart – $14,737, and Jazz - $1,757.

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During fiscal 2005, the Company spent US$915,996 on research and development of the Ceramext™ process, compared to US$770,521 in fiscal 2004.  Expenses incurred (all in US dollars) include prototype materials for research - $68,039; Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility - $120,795; engineering costs which includes consultants, contractors, salaries and hourly labour - $481,020; consumable materials - $38,843; site costs - $110,334; sample preparation - $41,004; and transportation - $9,837.  Stock-based compensation of $24,489 for stock options granted in fiscal 2005 contributes to the total.  The technology licence fee and bench-scale research facility are amortized over a two-year period.

Idaho-Maryland Mine, California

During the first half of 2005, the Company submitted an application for a Conditional Mine Use Permit (“CMUP” or “Permit”), which will give Emgold the prerogative to explore, re-open and work the Idaho-Maryland Mine, subject to the conditions in the Permit.  Once the Permit is issued the Company plans to dewater the existing mine workings and construct an underground access ramp (the “decline”) that will be used to conduct underground exploration, perform confirmation drilling and sampling, as well as commence mining operations to recover and produce gold from the shallower zones of the mine and to complete a feasibility study for full-scale gold production..  Initially, the Company plans to mine and toll mill any gold ore when sufficient gold bearing ore is defined as part of the development and exploration of the existing underground workings and any areas of deeper underground exploration.

The application for the CMUP was accepted as substantially complete on May 24, 2005, by the City of Grass Valley (the “City”), and as the Lead Permitting Agency, the City has initiated a California

Environmental Quality Act (“CEQA”) review of the Project application.  The Project is sensitive to addressing those issues associated with growth due to industrial development proximate to an urban center.

The construction of a decline may also enable the production of ceramics from the development rock (the rock from the excavation of the decline).  The CMUP application includes provisions for Emgold to operate a Ceramext™ plant to produce ceramic building products, sales of which are projected to contribute material revenue that could enhance the overall value and economics of the integrated mining operation.  The CMUP application contemplates the staged development of a gold mining and ceramics operation on a scale of up to 2,400 tons per day subject to the completion of a positive feasibility study and given a positive production decision.

Permitting Process

In California, permitting is a well-defined process where companies work with the local communities and governments.  We believe we have a good working relationship with the local communities and to date have been successful in obtaining permits we have applied for.

The main focus of the Company to date in fiscal 2005 has been responding to comments and information requests from the City of Grass Valley and the preparation of permitting applications and relevant support documentation.  This process of information exchange will likely continue throughout fiscal 2006.  The work associated with the application process will consume a significant amount of the Company’s resources and there will be associated expenditures as the Company responds to requests made by the City of Grass Valley and other County, State and Federal regulatory authorities.

To date in fiscal 2005, the Company has been actively involved with the community.  Project display booths and information sessions at fairs, markets and community centres have been organized and attended by interested parties.  Issues of concern to the community are being addressed and communicated to all interested parties at these sessions.  A website, devoted to the Idaho-Maryland property, addresses community concerns regarding the impact of possible dewatering activities of existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

Exploration

Emgold has currently identified 26 underground exploration targets, each having the potential to host a sizeable gold deposit based on historical and current drill data.  It is important to note that these exploration targets may only be fully defined by underground mining combined with underground exploration drill programs.  Underground drilling cannot commence until the existing mine workings are dewatered and excavation of a decline has been initiated, which cannot begin until a CMUP is obtained.  The company intends to start mining for gold from shallow targets as well as to start further underground exploration activities during the excavation of the decline.  Subject to the receipt of the CMUP and the availability of funding, these activities are scheduled to commence in Q1 2008 or before.

The Company’s geologists had been designing a Phase 3 surface drill program for late 2005 or in 2006, but have now determined that such a program does not seem warranted.  Permitting to access the underground workings is currently Emgold’s top priority to obtain access to begin the underground drill program.

The Company is planning a 425,000 ft (130,000 m) underground drill program to test the 26 exploration targets and 200 resource blocks that have been identified.  Our current estimate is that the permitting process may take between 14 and 24 months from May 24, 2005, the date that the Final Applications were deemed substantially complete by the City of Grass Valley as Lead Agency.  This time estimate has been based on the permitting experiences of previous mining operations located in

California.

Preliminary metallurgical testing of mineralized drill core samples was initiated.  This will provide data on gold recovery by gravity and cyanide processes that can be used in gold and ceramics process planning.

Construction of the MineSight™ assay model began during the third quarter of fiscal 2005.  The modeling includes the Brunswick Slab rock units.  This will be needed for both ceramics and gold resource evaluations and interpretations.  Modeling of the rock units from historic data is also being incorporated.

Advancement Of The Ceramext™ Process

Emgold licensed the worldwide rights to the Ceramext™ technology because of its potential to provide a tailings management strategy and to contribute a significant revenue stream to the Idaho-Maryland Mine.  The Company also believes there is a global business opportunity to process a wide range of other waste and naturally occurring materials to produce high quality ceramic building materials.  In return for investing the capital necessary to further develop and commercialize the Ceramext™ technology, the Company has earned and received the worldwide license for the technology.  A royalty will be payable to the developer of the Ceramext™ technology, who is a director of the Company.

The Ceramext™ hot vacuum extrusion process should be able to use a very wide range of siliceous feedstocks that would normally be considered waste materials.  These include not only mine development rock and mine tailing materials, such as those from the Idaho-Maryland project, but also coal and lignite fly ash which is generated primarily from power plants, incinerator and wood ash, waste earth materials, and a variety of other silicates.

The Idaho-Maryland feedstock has been used to produce high quality ceramic material, as has fly ash and other materials from mining and industrial sites throughout North America.  The testing of materials is ongoing in conjunction with equipment design and product development.

The Ceramext™ Process appears to be capable of producing high quality ceramics at approximately 30-40% less cost than other conventional ceramic processes.  Savings are expected from the process by more efficient use of energy and the lower cost of feedstocks.

The Company acquired two used 250-ton presses and one used 500-ton press.  One 250-ton press was put into operation making prototype 4" and 12" floor tiles from various materials.  A lab-sized de-airing extruder was obtained and used to test feed preparation techniques.  The techniques work well and we are now planning on using it in conjunction with the Ceramext™ process to produce a wide range of high value products.  A commercial-scale pug mill (extruder) has also been purchased to allow us to explore other options for processing and forming products.

Process equipment purchased for the glazing program includes several different types of inline glazing systems.  Various types of glazes and glaze application techniques will be evaluated using these systems.

At the end of October the Company received a ceramics marketing study which was commissioned by the Company in August.  This comprehensive report has given the Company a detailed analysis of the North American ceramic tile and engineered stone markets and general market information about European markets, which will be used to assist the Company in developing designs of high quality ceramic products at its facility in Grass Valley.  The study will also assist the Company with developing distribution channels, market segmentation and other factors that will impact product development costs and the initial phases of the Company’s marketing strategy.

The Company is also in negotiations with other mining companies and industrial companies who have expressed interest in using the Ceramext™ technology to treat their tailings and/or waste products.

The Company expects to have several Memoranda of Understanding and/or joint ventures in place with operators by Q2 of 2006.  The Company has signed a ceramic products distribution Memorandum of Understanding with a private concern to provide prototype samples for installation testing and marketing.  We anticipate initial commercial production of tiles using the Ceramext™ process in the first half of 2006.

Intellectual property

The Company, on behalf of Ceramext LLC has two patent applications pending with the U.S. Patent Office (“USPTO”), the first being a process application and the second being a materials composition patent.  A response to the USPTO regarding claims in the Ceramext™ process patent application has been completed.  The Ceramext materials composition patent application was filed with the USPTO in September 2005.

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and the Ceramext™ Process, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

William J. Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company’s website at www.emgold.com.